Via Facsimile and U.S. Mail
Mail Stop 6010

April 20, 2007

Mr. John E. Pitts
Chief Financial Officer
Horizon Health Corporation
2941 S. Lake Vista Drive
Lewisville, TX 75067

Re: Horizon Health Corporation
Form 10-K for the Fiscal Year Ended August 31, 2006
Filed November 9, 2007
File Number: 001-13626

Dear Mr. Pitts:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

August 31, 2006 Form 10-K, filed November 9, 2006

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

5. Acquisitions and Entry Into a Long-Term Operating Lease Agreement, page F-21

1. Please provide us your analysis supporting an indefinite life for the intangible assets acquired. Specifically tell us why the certificate of need acquired in the Lighthouse Care Center, LLC acquisition has an indefinite life.

John E. Pitts
Horizon Health Corporation
April 20, 2007
Page 2

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or change to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant